EXHIBIT 12.1

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our consolidated ratio of earnings to fixed charges for the periods indicated.

	Sept. 30, 2011	Oct. 1, 2010	Oct. 2, 2009	Oct. 3, 2008	Sept. 28, 2007
	(in thousands, except ratio amounts)
Earnings:
(Loss)/income before income taxes	$(514)	$21,476	$(24,632)	$4,896	$(24,811)
Add: Fixed charges	2,692	3,198	5,189	7,384	7,375

	$2,178	$24,674	$(19,433)	$12,280	$(17,436)

Fixed Charges:
Interest expense	$1,595	$1,817	$3,127	$5,310	$5,248
Interest portion of rental expense	1,097	1,381	2,062	2,074	2,127

	$2,692	$3,198	$5,189	$7,384	$7,375

Ratio of earnings to fixed charges(1)	0.8	7.7	—	1.7	—

(1)	Our earnings were insufficient to cover our fixed charges by $514,000 (fiscal 2011), $24.6 million (fiscal 2009) and $24.8 million (fiscal 2007).